Exhibit 12

VECTREN UTILITY HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratio)

	Twelve months	Twelve months	Twelve months	Three months	Three months
	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	March 31,	March 31,
	2006	2005	2004	2006	2005

Earnings: (1)
Net income (2)	$ 90,418	$ 95,128	$ 83,146	$ 43,440	$ 48,150
Income taxes	52,803	57,500	53,035	27,230	31,926
Equity in losses (income) of equity investee, net of distributions	-	-	(128)	-	-
Fixed Charges (See below) (3)	74,224	71,007	68,363	20,424	17,208
Less: Preferred stock dividend	-	4	13	-	4
Total adjusted earnings	$ 217,445	$ 223,631	$ 204,403	$ 91,094	$ 97,280
Fixed charges: (3)
Total interest expense	$ 72,981	$ 69,942	$ 67,408	$ 19,977	$ 16,939
Interest component of rents	1,243	1,061	942	447	265
Preferred stock dividend	-	4	13	-	4
Total fixed charges	$ 74,224	$ 71,007	$ 68,363	$ 20,424	$ 17,208

Ratio of earnings to fixed charges	2.9	3.1	3.0	4.5	5.7

1.
For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

                   2.     Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle

3.
Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.